

Mail Stop 7010

April 28, 2008

via U.S. mail and facsimile

John T. Day, Chief Executive Officer
Nevada Chemicals, Inc.
9149 So. Monroe Plaza Way, Suite B
Sandy, Utah 84070

        RE: **Nevada Chemicals, Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2007
                  Filed March 4, 2008
                  File No. 0-10634

Dear Mr. Day:

        We have reviewed the above referenced filing and have the following comment. We have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31 , 2007

Consolidated Statements of Cash Flows, page F-6
It is not clear whether the Registrant's Statements of Cash Flows fully comply with SFAS 95. In this regard, we note that reported investing cash flows have been positive in each of the last 7 years whereas reported operating cash flows have been negative in all but 1 year during this period. Given that positive net earnings have been reported in each year, it appears that the primary cause of the disparate cash flow data has been the classification of distributions from the equity investee as investing cash flows instead of

as operating cash flows. Paragraph 16.b of SFAS 95 prescribes such classification for returns *of* investment. However, it does not appear that the 2006 and 2007 distributions can reasonably be characterized as returns *of* investment since the cumulative cash distributions received appear to substantially exceed the amounts actually invested by the Registrant. Specifically, the Cyanco financial statements report approximately $39 million of cash distributions to the Registrant since 1998 and no material investments made by the Registrant during that period. Further, it appears that the Registrant's equity investment in 1998 was significantly less than the current balance. Paragraph 22.b requires that returns *on* investments be classified as operating activities. Given the materiality of this issue to the reported cash flow amounts, an error should be corrected in a manner consistent with the guidance in SFAS 154. Alternatively, please provide an analysis that clearly demonstrates the Registrant's compliance with SFAS 95 and with Section 1300.18 of the AICPA Technical Questions and Answers. Such analysis should clearly identify the primary factors that dictate whether such distributions are returns on investment or returns of investment and the specific conditions that would have to change for management and its auditors to conclude that the distributions are returns on investment instead of returns of investment.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief